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Exhibit 99(a)(2)

December 20, 2001

Dear Eligible Employees, Officers and Directors:

    Attached you will find the details of a stock option exchange program.

    We believe that granting stock options motivates high levels of performance and provides an effective means of recognizing employee, officer and director contributions to the success of our company. The offer provides an opportunity for us to offer eligible employees, officer and directors a valuable incentive to stay with our company. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options with an exercise price greater than $0.12 per share (the closing price of Learn2's common stock on December 20, 2001, the date the Offer to Exchange commenced) for new options that will have an exercise price at least equal to the fair market value of the shares on the grant date, we intend to provide our eligible employees, officers and directors with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives and thereby maximize stockholder value.

    Please take the time to carefully read the documents and instructions enclosed with this letter. You need to return the Election Form to us no later than 5:00 p.m., Eastern Time, on January 25, 2002.

    If you have any questions about the offer, please contact Human Resources, whose name is on the Election Form or, if they are unavailable, contact the Stock Options Office of Learn2 at (914) 682-4300 or stockoptions@Learn2.com.

Sincerely,

Marc E. Landy

Enclosures

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  Exhibit 99(a)(2)